After approval by the board and shareholders of the acquired fund and approval by the board of the acquiring fund, on November 29, 2010, the net assets of Calvert New Vision Small Cap Fund, a series of The Calvert Fund, merged into Calvert Small Cap Fund, a series of Calvert Impact Fund, Inc.

The acquisition was accomplished by a tax-free exchange of the following shares:
Merged Portfolio	Shares	Acquiring Portfolio	Shares	Value
New Vision, Class A	4,096,898	Small Cap, Class A	3,475,417	$58,426,624
New Vision, Class B	274,420	Small Cap, Class B	199,979	$3,361,913
New Vision, Class C	588,581	Small Cap, Class C	462,668	$7,373,297
New Vision, Class I	517,571	Small Cap, Class I	459,800	$8,033,740